UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed pursuant to Rules

13d-1(b), (c) and (d) and amendments thereto filed pursuant to

Rule 13d-2(b)

(Amendment No.3)

Eaton Vance Floating-Rate Income Trust

(Name of Issuer)

Auction Preferred Stock

(Title of Class of Securities)

278279203

278279302

278279401

278279500

278279609

(CUSIP Number(s))

December 31, 2012

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No(s). 278279203 278279302 278279401 278279500 278279609	Page 2 of 5

(1)

Names of reporting persons

UBS AG, for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc., two-wholly owned subsidiaries of UBS AG to which UBS AG has delegated portions of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS AG to certain clients and pursuant to which the securities reported herein have been purchased from such clients.

(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person: 0
(10)	Check if the aggregate amount in Row 9 excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 0%
(12)	Type of reporting person BK

CUSIP No(s). 278279203 278279302 278279401 278279500 278279609	Page 3 of 5

Item 1(a)	Name of Issuer

Eaton Vance Floating-Rate Income Trust

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Eaton Vance Floating-Rate Income Trust

255 State Street

Boston, MA 02109

Item 2(a)	Name of Person Filing:

UBS AG

Item 2(b)	Address of Principal Business Office:

UBS AG

Bahnhofstrasse 45

PO Box CH-8021

Zurich, Switzerland

Item 2(c)	Citizenship or Place of Organization:

Switzerland

Item 2(d)	Title of Class of Securities

Auction Preferred Stock

Item 2(e)	CUSIP Number(s):

278279203

278279302

278279401

278279500

278279609

This response lists the CUSIP numbers assigned to every series of auction preferred securities issued by the Issuer, and not redeemed as of January 31, 2009, including series in which UBS AG may not have an ownership position.

CUSIP No(s). 278279203 278279302 278279401 278279500 278279609	Page 4 of 5

Item 3.	Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Securities Act or 1933 pursuant to no-action relief granted by the staff of the Securities and Exchange Commission.

Item 4 (a)-(c)(iv).	Ownership:

Items 5-11 of the cover page and Item 2(e) above are incorporated by reference in our response to this Item 4.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

This statement on Schedule 13G is being filed by UBS AG, for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc., two wholly owned subsidiaries of UBS AG to which UBS AG has delegated portions of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS AG to certain clients and pursuant to which the securities reported herein have been purchased from such clients

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No(s). 278279203 278279302 278279401 278279500 278279609	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/Anthony DeFilippis
Executive Director
Central Compliance

By:	/s/William Chandler
Managing Director

Date: January 10, 2013